UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------


                                    Form 11-K

                      FOR ANNUAL REPORTS OF EMPLOYEE STOCK
                      REPURCHASE SAVINGS AND SIMILAR PLANS
                        PERSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]
                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2006

                                       OR

[ ]
               TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from ___________ to _________

                                  ------------


                           Commission file no. 1-14161

                                  ------------


                                 KeySpan Energy
                      401(k) Plan for Management Employees
                            (Full title of the Plan)

                               KeySpan Corporation
          (Name of issuer of the securities held pursuant to the Plan)

                              One MetroTech Center

                             Brooklyn, NY 11201-3385

                     (Address of principal executive office)

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

TABLE OF CONTENTS
-------------------------------------------------------------------------------------------------------------------------

                                                                                                                     Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                                                                1

FINANCIAL STATEMENTS:

   Statements of Assets Available for Benefits as of December 31, 2006 and 2005                                        2

   Statement of Changes in Assets Available for Benefits for the Year Ended December 31, 2006                          3

   Notes to Financial Statements as of December 31, 2006 and 2005 and for the Year Ended
      December 31, 2006                                                                                               4-13

SUPPLEMENTAL SCHEDULES:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
      as of December 31, 2006                                                                                          14

   Form 5500, Schedule H, Part IV, Line 4a - Delinquent Participant Contributions for the Year
      Ended December 31, 2006                                                                                          15

SIGNATURES                                                                                                             16

EXHIBIT INDEX:

   Consent of Independent Registered Public Accounting Firm                                                            17


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Review Committee and Participants of KeySpan Energy 401(k) Plan for Management Employees:

We have audited the accompanying statements of assets available for benefits of KeySpan Energy 401(k) Plan for Management Employees (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in assets available for benefits for the year then ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of (1) assets (held at end of year) as of December 31, 2006 and (2) the schedule of delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
New York, New York
June 27, 2007

KEYSPAN ENERGY 401(K) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005
--------------------------------------------------------------------------------------------------------------------------------

                                                                                     2006                              2005
ASSETS:
 Participant-directed investments
  Investments-at fair value                                                      $642,045,665                      $414,787,061
  Investment in Master Trust-at fair value                                        117,779,215                       111,426,731
Nonparticipant-directed investments                                                         -                       130,789,234
                                                                   ---------------------------       ---------------------------
                   Total investments                                              759,824,880                       657,003,026

ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE                                       759,824,880                       657,003,026

 Adjustments from fair value to contract value for fully
 benefit-responsive investments contracts                                             949,832                         1,469,454

                                                                   ---------------------------       ---------------------------
ASSETS AVAILABLE FOR BENEFITS                                                    $760,774,712                      $658,472,480
                                                                   ===========================       ===========================





See notes to financial statements.

KEYSPAN ENERGY 401(K) PLAN FOR MANAGEMENT EMPLOYEES

STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006
---------------------------------------------------------------------------------------------
ADDITIONS:
Investment income:
  Net appreciation in fair value of investments                                 $  52,274,525
  Interest                                                                          5,157,501
  Plan interest in Master Trust                                                       686,278
  Dividends                                                                        34,019,961
                                                                           ------------------
   Net investment income                                                           92,138,265
                                                                           ------------------

Contributions:
 Participants                                                                      30,456,846
 Employer                                                                          11,452,281
 Rollovers                                                                            437,359
                                                                           ------------------
  Total contributions                                                              42,346,486
                                                                           ------------------

  Total additions                                                                 134,484,751

DEDUCTIONS:
 Benefits paid to participants                                                    (34,125,333)
 Plan administration fees                                                             (50,220)
                                                                           ------------------

  Total deductions                                                                (34,175,553)
                                                                           ------------------

INCREASE IN ASSETS                                                                100,309,198

 Net assets transferred from the Union Plan                                         1,993,034

ASSETS AVAILABLE FOR BENEFITS:
 Beginning of year                                                                658,472,480
                                                                           ------------------


 End of year                                                                    $ 760,774,712
                                                                           ==================


See notes to financial statements.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     The following description of the KeySpan Energy 401(k) Plan for Management Employees (the "Plan") available to eligible employees of KeySpan Corporation (the "Company" or "KeySpan"), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Plan was approved by the shareholders of the Company at the annual meeting of shareholders on February 3, 1983. The Plan provides for eligible employees of the Company and its selected subsidiaries to become participants of the Plan. In general, all management employees, as defined in the Plan document, are eligible to participate in the Plan immediately upon hire. The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective January 1, 2002, the Plan was amended and restated to incorporate the provisions of a stock bonus plan that meets the requirements of an Employee Stock Ownership Plan ("ESOP"), pursuant to the requirements of Section 4975 of the Internal Revenue Code ("IRC").

     The Plan consists of two distinct components. The first component is the profit sharing portion, including a cash or deferred arrangement ("CODA"), intended to be qualified under Section 401(k) of the IRC, and consists of all Plan assets and funds, except for Plan assets and funds invested in the KeySpan Common Stock Fund. The second component of the Plan is the ESOP, which consists solely of Plan assets and funds invested in the KeySpan Common Stock Fund.

     The Plan Administrator is the KeySpan Investment Review Committee (the "Committee"). The Committee was appointed by KeySpan's Board of Directors to act as the Plan's named fiduciary (within the meaning of ERISA) and has the power and duty to control and manage the operation and administration of the Plan. The Committee appointed The Vanguard Group ("Vanguard") as the Plan recordkeeper and custodian. In addition, the Committee appointed The Vanguard Fiduciary Trust Company as the trustee under the Plan to receive and hold Company Common Stock and the investment of contributions in the other funds as described herein and in the Plan document. Pursuant to a trust document executed by The Vanguard Fiduciary Trust Company, the trustee is subject to the same fiduciary responsibility to the Plan's participants as an independent trustee.

     On November 21, 2006, the KeySpan Energy 401(k) Plans Stable Value Fund Master Trust ("Master Trust") was established. The Master Trust was created for the sole purpose of holding the JPMorgan Stable Value Fund ("Stable Value Fund") assets of the Plan and the Stable Value Fund assets of the KeySpan Energy 401(k) Plan for Union Employees. The Stable Value Fund through the Master Trust is participant-directed (see Note 5).

     Plan Amendments - Effective March 1, 2005, the involuntary cash-out threshold was reduced from $5,000 to $1,000.

     During the 1st quarter of 2005, KeySpan divested of the following five subsidiaries:

        Subsidiary                           Date of Sale
        ----------                           ------------
        Granite State Plumbing               January 14, 2005
        Northern Peabody                     January 18, 2005
        Delta, Inc.                          January 21, 2005
        Binsky and Synder, Inc.              January 31, 2005
        WDF Greene, Inc.                     February 11, 2005

     Employees under these subsidiaries were no longer eligible to contribute to the Plan as of the respective dates of sale. These employees are considered terminated participants and have the same distribution options that are available to other terminated employees. On February 16, 2005 the Committee was informed that the aforementioned subsidiaries would be removed from the participating employer list.

     On February 16, 2005, the Committee approved the adoption of ERISA section 404(c) for the mutual funds in the Plan. Section 404(c) of ERISA states that if a plan sponsor, such as KeySpan, gives participants a broad range of investment options from which to choose, the opportunity to exercise control over their accounts, and enough information to make informed investment decisions, then each participant becomes responsible for the success or failure of his or her own investment program.

     On September 22, 2005, the KeySpan Board of Directors approved an amendment to the Plan, effective January 1, 2006, allowing participants to invest Company match into any of the funds available in the Plan. Prior to this amendment, Company match was initially invested in the KeySpan Common Stock Fund. As of December 31, 2005, the KeySpan Common Stock Fund, with a balance of $130,789,234, was represented as a non-participant directed investment on the Statement of Assets Available for Benefits. As a result of this amendment, all assets, including the KeySpan Common Stock Fund, are now fully participant directed.

     Effective January 1, 2006, the Plan adopted all relevant provisions of the Internal Revenue Service ("IRS") regulations applicable for 401(k) plans that were amended and restated effective December 29, 2004. This restatement generally applies for the plan year commencing January 1, 2006.

     Contributions - All participants of the Plan may elect to have their compensation reduced by no less than 1% and no more than 50% (in multiples of 1%) and contributed to the Plan on the participants' behalf by the Company. Compensation during each year may not be reduced by an amount greater than the limitation imposed by Section 402(g) of the IRC. Such contributions reduce the amount of participants' salary subject to current federal income tax and, subject to applicable laws, state and local income taxes. Such contributions are subject to Social Security taxes.

     All eligible employees contributing to the Plan will receive employer match contributions and a 10% discount on the purchase of Company Common Stock on the first of the month following completion of three months of service.
     Prior to January 1, 2006, all eligible employees received matching contributions in Company Common Stock and a 10% discount on Company Stock for such matching contributions regardless of where employees chose to invest their contributions. Effective January 1, 2006, participants are permitted to invest Company match into any of the investment options available in the Plan.

     Any contributions invested in Company Common Stock may be transferred to another investment option immediately. There are no holding periods or restrictions with respect to Company Common Stock.

     Rollover Contributions - If a participant of the Plan receives a distribution from a qualified savings or profit sharing plan of a previous employer, a "rollover" contribution by the participant in the amount of the distribution may be made to the Plan.

     Participant Accounts - Individual accounts are maintained for each participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution and discount on Company Common Stock, if applicable, and allocations of (1) Company discretionary contributions, if applicable, and (2) Plan earnings, and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. A participant's benefit is distributed from the participant's vested account as provided in the Plan document.

     Vesting and Forfeitures - Participants will be 100% vested in employer match, discount, and employer non-elective contributions on the earlier to occur of: (i) the participant's completion of three (3) years of service with the Company; (ii) the participant's retirement from the Company at age fifty-five or older; (iii) the death of the participant; (iv) the disability of the participant if the participant is receiving disability benefits under Title II of the Social Security Act; or (v) the termination or partial termination of the Plan. A participant will be 100% vested immediately in his or her deferred cash contributions, rollover/transfer contributions, and earnings thereon, if any. If a participant does not vest, such participant will forfeit the employer match, discount, and employer non-elective contributions including any earnings thereon into a forfeiture account, which is maintained by Vanguard.

     As of December 31, 2006 and 2005, forfeited non-vested accounts totaled $950,929 and $817,230, respectively. These accounts may be used to reduce future employer contributions and pay Plan administration expenses. During the year ended December 31, 2006, forfeited non-vested accounts were not utilized to reduce employer contributions.

     Investments - The Plan makes available the funds in which participants may invest. Such investment options may be changed from time to time.

     All eligible employees have an opportunity to acquire shares of Company Common Stock ($.01 par value) at a 10% discount. In addition to Company Common Stock, participants may invest in other investment options (collectively, the "Funds").

     At the direction of the participants, Plan assets are invested in the KeySpan Common Stock Fund, and/or one or more of the following funds, namely: Vanguard Windsor Fund, Vanguard 500 Index Fund, JPMorgan Stable Value Fund, Vanguard Explorer Fund, Vanguard LifeStrategy Conservative Growth Fund, Vanguard LifeStrategy Moderate Growth Fund, Vanguard LifeStrategy Growth Fund, Vanguard Windsor II Fund, Vanguard PRIMECAP Fund, Vanguard International Growth Fund, Vanguard Total Bond Market Index Fund, Vanguard Mid-Cap Index Fund, and American Funds Growth Fund of America, Class R-5. Participants should refer to the applicable fund's prospectus for a complete description of each fund.

     On January 20, 2005 all participant balances in the Vanguard Retirement Savings Trust, with an expense ratio of 0.30%, were transferred to the Vanguard Retirement Savings Trust V, which offers an expense ratio of 0.25%. The two funds hold identical investments.

     On June 13, 2006, the Committee approved the replacement of the Vanguard Retirement Savings Trust V with the JPMorgan Stable Value Fund. On November 20, 2006, participant balances in the Vanguard Retirement Savings Trust V totaling $118,636,702 were transferred to the JPMorgan Stable Value Fund. The JPMorgan Stable Value Fund is a separate account managed by JPMorgan Investment Management Inc. for the Plan. The master trustee for this separate account is The Vanguard Fiduciary Trust Company and the custodian is JP Morgan Chase Bank, N.A. The total fee for this fund is 0.225% which includes investment management and administrative fees.

     Participant Loans - Participants may borrow a minimum of $1,000 and a maximum amount not to exceed the lesser of $50,000 or 50% of the participant's account balance from the Plan (only employee deferred cash contributions, rollover/transfer contributions and earnings thereon are used to determine the maximum loan amount that can be taken). Currently, no more than two loans per participant are allowed outstanding at the same time. General purpose loans are payable over a period not to exceed five years, and bear interest at the prime rate plus 1% (the prime rate at the time the loan is requested) as described in the Plan document. Currently, participants may also amortize a loan for the purchase of their primary residence over a fifteen-year period, which also bears interest at the prime rate plus 1%. The loans are secured by the participant's interest in the Plan.

     Payment of Benefits - Upon termination of service, a participant or eligible beneficiary whose account balance is greater than $1,000, may elect to leave their balance in the Plan, receive a lump-sum amount equal to the value of the participant's vested account, receive annual installments or a partial distribution, or roll over their balance to an Individual Retirement Account or another qualified plan.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan provides for various investment options. The Plan's mutual funds invest in various securities including U.S. Government securities, corporate debt instruments and corporate stocks.
     Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

     Adoption of New Accounting Guidance - The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff
     Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"). As required by the FSP, the statements of assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the reported amount of assets available for benefits at December 31, 2006 and 2005.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Shares of mutual funds are valued at quoted closing market prices, which represent the net asset value of shares held by the Plan on the last business day of the year.

     The Master Trust is comprised of the Stable Value Fund which includes a synthetic guaranteed investment contract ("Synthetic GIC") whose underlying investments are stated at fair value. Fair value of the underlying investments is determined taking into account values supplied by reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators or other relevant information. Fair value of the insurance contracts, known as wrapper contracts, is based on quoted market prices at the time of valuation versus actual costs of the contracts. The fair value of wrapper contracts for the Stable Value Fund as of December 31, 2006 was zero (see Note 4).

     Fair value of the common collective trust has been estimated based on the underlying assets of the portfolio. The fair value of wrapper contracts for the Vanguard Retirement Savings Trust V as of December 31, 2005 was zero.

     Amounts for securities that have no quoted market price represent estimated fair value. The fair value of the KeySpan Common Stock Fund is based on quoted market prices and cash balances. The estimated fair value of the KeySpan Common Stock Fund may differ from the quoted market price of the Company's Common Stock because the KeySpan Common Stock Fund is divided into fund units. Each unit represents a portion of ownership in the fund and consists primarily of shares of Company Common Stock and a small cash balance so that transactions can be processed daily.

     Participant   loans  are  valued  at  outstanding   loan  balances,   which
     approximate fair value.

     Purchases  and sales of  securities  are  recorded on a  trade-date  basis.
     Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

     Management fees and operating expenses are charged to Plan participants and are reflected as a reduction of investment return in the mutual funds. Such management fees and operating expenses are deducted from income earned on a daily basis.

     Administrative Expenses - Expenses for the administration of the Plan are paid for by either the Plan Sponsor, the Plan as stated in the Plan document, or participants as described above in the section entitled Investment Valuation and Income Recognition.

     Transfers - Along with the Plan, the Company also sponsors a 401(k) Plan for Union Employees. If employees change their status from management to union or from union to management, their account balances are transferred into the corresponding Plan. For the year ended December 31, 2006, net transfers to the Plan totaled $1,993,034.

     Payment of Benefits - Benefits to participants are recorded when paid. There have been no amounts accrued but not yet paid as of December 31, 2006 and 2005.

3.   INVESTMENTS

     The following investments at fair value represent 5% of more of the Plan's assets available as of December 31, 2006 and 2005:

                                                                                     2006                                 2005
       KeySpan Common Stock Fund -
          KeySpan Common Stock Fund, 3,634,800 and
          3,679,022 units, respectively**                                        $148,990,459                         $130,789,234

       Master Trust Investment -
          JPMorgan Stable Value Fund, 117,779,215 and
          0 shares, respectively**(1)                                             117,779,215                              __

       Common and Collective Trust -
          Vanguard Retirement Savings Trust V, 0 and
          111,426,731 shares, respectively**(2)                                       __                               111,426,731

       Mutual Funds:
          Vanguard PRIMECAP Fund, 1,590,343 and
          1,529,644 shares, respectively**                                        109,654,149                           99,901,073

          Vanguard 500 Index Fund, 429,522 and
          435,416 shares, respectively**                                           56,091,330                           50,038,058

          Vanguard Windsor Fund, 2,915,462 and
          2,800,609 shares, respectively**                                         54,344,216                           48,030,447

          Vanguard Windsor Fund II, 1,717,059 and
          1,603,073 shares, respectively**                                         59,667,817                           50,224,287

          Vanguard Explorer Fund  524,953 and
          475,925 shares, respectively**                                           39,219,256                           35,746,724

        ** Permitted party-in-interest

     (1)  The contract  value was  $118,729,047  and $0 at 12/31/06 and 12/31/05 respectively.

     (2)  The contract  value was $0 and  $112,896,185  at 12/31/06 and 12/31/05 respectively.

     During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $52,274,525 as follows:

KeySpan Common Stock Fund                                           $20,332,869
American Funds Growth Fund of America                                   868,782
Vanguard PRIMECAP Fund                                                5,530,906
Vanguard 500 Index Fund                                               6,735,602
Vanguard Windsor Fund                                                 4,035,563
Vanguard Windsor II Fund                                              5,499,991
Vanguard Total Bond Market Index Fund                                  (214,741)
Vanguard LifeStrategy Moderate Growth Fund                            3,020,990
Vanguard Explorer Fund                                                 (324,352)
Vanguard International Growth Fund                                    2,725,965
Vanguard LifeStrategy Growth Fund                                     1,857,839
Vanguard LifeStrategy Conservative Growth Fund                          627,115
Vanguard Mid-Cap Index Fund                                           1,577,996
                                                              ------------------

Net appreciation in fair value of investments                       $52,274,525
                                                              ==================

4.   SYNTHETIC GUARANTEED INVESTMENT CONTRACT

     The Plan provides a stable value investment option to participants that includes a Synthetic GIC which is made up of wrapper contracts that guarantee principal and accumulated interest and a portfolio of financial instruments that are owned by the Plan. The Synthetic GIC contract includes underlying assets which are held in the Master Trust owned by the Plan and utilizes benefit-responsive wrapper contracts issued by AIG Financial Products Corp., Royal Bank of Canada, State Street Bank and Trust Company, and UBS AG, proportionately. The contracts provide that participants execute plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The interest rates are reset quarterly based on the current yield of the underlying investments and the spread between the market value and contract value, but the rate cannot be less than 0%. Certain events such as a plan termination or a plan merger initiated by the Plan Sponsor which result in a material and adverse effect on the wrapper contracts may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contracts at less than contract value. At this time, the Plan Sponsor believes that any events that may limit the ability of the Plan to transact at contract value are remote.

     Average yields:
       Based on annualized earnings (1)                                 0.14%
       Based on interest rate credited to participants (2)              5.31%

     (1) Computed by dividing the annualized one-day actual earnings of the investments on the last day of the plan year by the fair value of the investments on the same date.

     (2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.   INVESTMENTS IN MASTER TRUST

     The Master Trust was created for the sole purpose of holding the Stable Value Fund assets of the Plan and the Stable Value Fund assets of the KeySpan Energy 401(k) Plan for Union Employees. The Vanguard Fiduciary Trust Company is the master trustee and holds the investment assets of the Master Trust as a commingled fund in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. At December 31, 2006, the Plan's interest in the net assets of the Master Trust was approximately 45%.

     The following table summarizes the net assets of the Master Trust as of December 31, 2006:


    INVESTMENTS
       JPMorgan Stable Value Fund at fair value                                             $263,550,190

     Adjustment from fair value to contract value for fully benefit-responsive                 2,125,404
       investment contracts                                                                    ---------

    NET ASSETS OF THE MASTER TRUST AT CONTRACT VALUE                                        $265,675,594

    Plan's investment in Master trust, at fair value                                        $117,779,215

    Plan's percentage in Master Trust net assets                                                  44.69%




                                       10




    The KeySpan Energy 401(k) Plan for Union Employees investment
       in Master Trust, at fair value                                                       $145,770,975

    The KeySpan Energy 401(k) Plan for Union Employees percentage
       interest in Master Trust net assets                                                        55.31%



     The following table summarizes the investment income of the Master Trust for the period beginning November 20, 2006 through December 31, 2006:

INVESTMENT INCOME
 Interest income                                                  $1,538,086

NET INVESTMENT INCOME FROM MASTER TRUST - BY PLAN
The KeySpan Energy 401(k) Plan for Management Employees             $686,278
The KeySpan Energy 401(k) Plan for Union Employees                  $851,808



6.   FEDERAL INCOME TAX STATUS

     The IRS has determined and informed the Plan administrator by a letter dated January 15, 2003 that the Plan is qualified and the Trust established under the Plan is tax-exempt, under the appropriate sections of the IRC. The Plan has been amended since receiving the determination letter; however, the Company and the Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.   EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     Certain Plan investments are shares of mutual funds and a common collective trust managed by the asset custodian and recordkeeper, Vanguard, with The Vanguard Fiduciary Trust Company as Trustee, as defined by the Plan document, and therefore these transactions qualify as exempt party-in-interest transactions. In addition, the Stable Value Fund managed by JP Morgan Investment Management Inc., with The Vanguard Fiduciary Trust Company as trustee, Vanguard as recordkeeper, and JP Morgan Chase Bank N.A. as asset custodian also qualifies as an exempt-party-in-interest transaction. Fees paid for investment management services are charged to Plan participants and are included as a reduction of the return earned on each fund. The Plan's transactions involving Company Common Stock are also party-in-interest transactions. Certain employees and officers of the Company, who may also be participants in the Plan, perform administrative services to the Plan at no cost to the Plan. These party-in-interest transactions are not deemed prohibited because they are covered by statutory and administrative exemptions from the IRC and the rules and prohibited transactions of ERISA.

     At December 31, 2006 and 2005, the Plan held 3,634,800 and 3,679,022 units, respectively, of the KeySpan Common Stock Fund, with a cost basis of $124,608,474 and $122,548,236, respectively. During the year ended December 31, 2006, the Plan recorded dividend income for the KeySpan Common Stock Fund of $6,868,449.

8.   NON-EXEMPT PARTY-IN-INTEREST TRANSACTIONS

     In November 2006, the Department of Labor ("DOL") completed a review of the Plan and identified certain transactions in which the DOL believed that employee contributions from some subsidiary payrolls were deposited later than required under DOL regulation 2510.3-102. The contributions identified in these transactions totaled $1,294,374. The DOL calculated lost earnings attributable to these transactions totaling eight hundred ninety-one dollars ($891). In light of this deminimus amount and to avoid the cost of a protracted administrative proceeding, the Company has deposited this amount into the Plan as a discretionary employer contribution to pay Plan expenses.

9.   PLAN TERMINATION

     Although the Company has not expressed any intent to do so, it may terminate the Plan at any time. In the event of Plan termination, the accounts of all participants affected shall become fully vested and non-forfeitable. Assets remaining in the trust fund will be distributed to the participants and beneficiaries in proportion to their respective account balances.

10.  PLAN SPONSOR MERGER

     On February 25, 2006, KeySpan entered into an Agreement and Plan of Merger (the "Merger Agreement"), with National Grid plc, a public limited company incorporated under the laws of England and Wales ("Parent") and National Grid US8, Inc., a New York Corporation ("Merger Sub"), pursuant to which Merger Sub will merge with and into KeySpan (the "Merger"), with KeySpan continuing as the surviving company and thereby becoming an indirect wholly-owned subsidiary of the Parent. Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of KeySpan common stock, par value $0.01 per share of KeySpan (the "Shares"), other than treasury shares and shares held by the Parent and its subsidiaries, shall be canceled and shall be converted into the right to receive $42.00 in cash, without interest.

     Consummation of the Merger is subject to various closing conditions, including but not limited to the receipt of requisite regulatory approvals from certain United States federal and state public utility, antitrust and other regulatory authorities, many of which have been filed or obtained. KeySpan and National Grid plc will continue to pursue all required approvals and anticipate that the Merger will be consummated in mid-2007. We are, however, unable to predict the outcome of these regulatory proceedings and no assurance can be given that the Merger will occur or the timing of its completion. For more information on the Merger see KeySpan's reports filed with the Securities and Exchange Commission during 2007.

     Upon completion of the Merger participants in the Plan who own units of the KeySpan Common Stock Fund will receive cash in their Plan accounts representing the number of units held multiplied by the unitized value of the fund on the Merger date. The unitized value of the fund may differ from the transaction price of $42.00 per share. See the section above entitled Investment Valuation and Income Recognition for a further description of the unitized pricing in the KeySpan Common Stock Fund.

11.  SUBSEQUENT EVENTS

     Effective March 31, 2007, in accordance with the Pension Protection Act, all restrictions with respect to transfers into the KeySpan Common Stock Fund were eliminated. Participant transfers resulting in the purchase of Company Common Stock in the KeySpan Common Stock Fund are not eligible to receive a 10% discount.


12.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of assets available for benefits and the statement of changes in assets available for benefits per the financial statements to Form 5500 as of December 31, 2006 and 2005 and for the year ended December 31, 2006:


 Statements of assets available for benefits:
  Assets available for benefits per the
    financial statements                                                          $ 760,774,712                  $ 658,472,480
  Less: Loans to participants deemed distributed for tax purposes                       (61,219)                             -
  Less: Adjustment from contract value to fair value for
    fully benefit-responsive investment contracts                                      (949,832)                    (1,469,454)
                                                                                  --------------                 -------------

  Net assets available for benefits per the Form 5500, at fair value              $ 759,763,661                  $ 657,003,026
                                                                                  ==============                 =============


 Statement of changes in assets available for benefits:
  Increase in assets per the financial statements                                 $ 100,309,198
   Less: Deemed loan defaults included on Form 5500, Schedule H, Line 2g                (61,219)
   Less: Adjustment from contract value to fair value for
    fully benefit-responsive wrap contracts                                            (949,832)
                                                                                  --------------

  Net income per Form 5500                                                        $  99,298,147
                                                                                  ==============


     The line item for the value of interest in common/collective trusts as presented on the asset and liability statement as of December 31, 2005 on Schedule H, Form 5500 differs from the investment line item on the financial statements by $1,469,454. This amount represents the difference between investments at fair value per the financial statements versus contract value as presented on Form 5500.

KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

FORM 5500, SCHEDULE H, PART IV, LINE 4i--
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
                                                       (c) Description of Investment,
                                                           Including Maturity Date,
        (b) Identity of Issue, Borrower,                   Rate of Interest, Collateral,
(a)         Lessor or Similar Party                        Par or Maturity Value            (d) Cost    Shares     (e) Current Value
*    KeySpan Common Stock Fund                          Common Stock                           **       3,634,800     $ 148,990,459
     American Funds Growth Fund of America              Mutual Fund                            **         501,149        16,467,749

*    Vanguard Funds:
*    Vanguard PRIMECAP Fund                             Mutual Fund                            **       1,590,343       109,654,149
*    Vanguard 500 Index Fund                            Mutual Fund                            **         429,522        56,091,330
*    Vanguard Windsor Fund                              Mutual Fund                            **       2,915,462        54,344,216
*    Vanguard Windsor II Fund                           Mutual Fund                            **       1,717,059        59,667,817
*    Vanguard Total Bond Market Index Fund              Mutual Fund                            **       3,294,785        32,914,906
*    Vanguard LifeStrategy Moderate Growth Fund         Mutual Fund                            **       1,623,947        33,063,570
*    Vanguard Explorer Fund                             Mutual Fund                            **         524,953        39,219,256
*    Vanguard International Growth Fund                 Mutual Fund                            **       1,503,812        35,880,949
*    Vanguard LifeStrategy Growth Fund                  Mutual Fund                            **         734,250        17,526,552
*    Vanguard LifeStrategy Conservative Growth Fund     Mutual Fund                            **         618,880        10,267,213
*    Vanguard Mid-Cap Index Fund                        Mutual Fund                            **         861,221        17,034,946
                                                                                                                  -----------------
                                                                                                                        631,123,113

*    Participant loans receivable                       Participant loans (maturing 2007 to 2021 at                      10,922,552
                                                        interest rates ranging from 5.0% to 10.5%)                -----------------

     Total                                                                                                            $ 642,045,665
                                                                                                                  =================

*    Permitted party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

             KEY KEYSPAN ENERGY 401(k) PLAN FOR MANAGEMENT EMPLOYEES

FORM 5500 SCHEDULE H, PART IV, LINE 4a -
DELINQUENT PARTICIPANT CONTRIBUTIONS
YEAR ENDED DECEMBER 31, 2006
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      Participant
                    Relationship to                                                                                   Contributions
                    Plan, Employer,                                                                                   Transferred
Identity of         or Other Party-                                                                                    Late to the
Party Involved      in-Interest                  Description of Transactions                                              Plan


KeySpan             Employer/                In November  2006,  the  Department of Labor  ("DOL")  completed a         $1,294,374
Corporation         Plan Sponsor             review of the Plan and identified  certain  transactions  in which the DOL believed that employee  contributions from some subsidiary payrolls were  deposited  later than required under DOL regulation
                                             2510.3-102.  The  contributions  identified in these  transactions totaled $1,294,374.  The DOL calculated lost earnings attributable to these  transactions  totaling eight hundred  ninety-one dollars
                                             ($891).  In light of this  deminimus  amount and to avoid the cost
                                             of  a  protracted  administrative   proceeding,  the  Company  has
                                             deposited  this amount into the Plan as a  discretionary  employer contribution to pay Plan expenses.

                                   SIGNATURES




The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           KeySpan Energy 401(k) Plan for
                                           Management Employees





                                           BY: /s/ Michael J. Taunton
                                           --------------------------
                                           Michael J. Taunton
                                           Senior Vice President and Treasurer
                                           KeySpan Corporation









                                           Date:  June 27, 2007